EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 1, 2010, except with respect to our opinion on the consolidated financial statements insofar as it relates to earnings per share, segment reporting and transition period comparative data described in Notes 11, 12 and 13, respectively, as to which the date is July 1, 2010, and except for the effect of the stock split described in Note 1, as to which the date is October 18, 2010, relating to the consolidated financial statements of Vera Bradley Designs, Inc. and its subsidiaries, which appears in the Vera Bradley, Inc. Registration Statement on Form S-1.

/s/ PricewaterhouseCoopers LLP

Indianapolis, Indiana

October 21, 2010